September 18, 2019

VIA EDGAR

Mr. Edward Kelly

Ms. Amanda Ravitz

Staff Attorneys

Division of Corporation Finance

Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.
Registration Statement on Form S-1, File No. 333-232426

Dear Mr. Kelly and Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Crown ElectroKinetics Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday, September 20, 2019, or as soon as thereafter possible. The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas Croxall
Douglas Croxall